COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

February 8, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Short-Term Cash Fund	Amendment No. 203 File No. 811-21852

Dear Mr. Cowan:

This letter responds to a comment received from the staff of the Securities and Exchange Commission on January 29, 2019 for the above-referenced amendment filed by and on behalf of Columbia Funds Series Trust II on behalf of its series, Columbia Short-Term Cash Fund (the Fund). The comment and response are outlined below.

Comment:	We previously commented: Please revise the Fund’s concentration policy in the Statement of Additional Information (SAI) section titled Fundamental and Non-Fundamental Investment Policies – Fundamental Policies to state that the Fund “will be concentrated in U.S. banks and U.S. branches of foreign banks” as the Fund cannot reserve discretion to concentrate or not.

Please add the above clarifying disclosure in an explanatory note, which does not require a formal change to the fundamental policy at this time. Please also represent to the staff that a formal change to the policy will occur at the time of the next shareholder vote.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time. We believe the Fund’s approach is consistent with previously provided SEC guidance on money market funds’ concentration policies.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal Officer and Secretary
Columbia Funds Series Trust II